

July 7, 2011

Via U.S. Mail
Ms. Barbara Russell
Chief Financial Officer
TOR Minerals International, Inc.
722 Burleson Street
Corpus Christ, TX 78402

Re: TOR Minerals International, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-3
Filed June 30, 2011
File No. 333-175054

Dear Ms. Russell:

We reviewed the filing and have the comment below.

Exhibit 5.1

Provide written confirmation that counsel concurs with our understanding that the reference to the Delaware General Corporation Law in the last paragraph includes the statutory provisions, including judicial decisions interpreting those laws.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have questions about the comment or related matters.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Via Facsimile
L. Steven Leshin, Esq.
Douglas M. Berman, Esq.
Hunton & Williams LLP
1445 Ross Avenue, Suite 3700
Dallas, TX 75202